UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Receipt of Winding Up Petition

On July 8, 2026, Moolec Science SA (“Moolec” or the “Company”) received a winding up petition dated July 2, 2026 (the “Petition”) filed by Linklaters LLP (the “Petitioner”) with the Grand Court of the Cayman Islands, seeking the winding up of the Company and the appointment of joint liquidators. The hearing of the Petition has been scheduled for November 3, 2026, at 10:00 a.m. (Cayman Islands time). The Petition is based on an alleged debt of approximately USD 2.3 million in legal fees said to arise from services engaged exclusively under the Company’s former management, before the business combination completed on June 16, 2025. The Company disputes the Petition in its entirety, considers it to be without merit and an improper use of the Grand Court’s winding up jurisdiction, and intends to vigorously contest both the Petition and the application for the appointment of joint liquidators.

The Petitioner’s Alleged Claim Relates to Matters Under Former Management

The engagement and the invoices underlying the Petitioner’s claim relate solely to legal services procured by the Company’s former management prior to the business combination. The fact that the services were engaged under former management should not be understood as an acceptance that the amounts claimed are properly chargeable, reasonable, payable or otherwise due to the Petitioner. Neither the Company’s current management nor its board approved or ratified the fee arrangements giving rise to the disputed invoices. The matters giving rise to the Petition predate, and are unrelated to, the Company’s current governance, management and operations.

Scale of Fees Paid and Claimed

Since the Company’s public listing in January 2023, the Petitioner has received approximately USD 3.8 million in legal fees paid by the Company under its former management. Together with the approximately USD 2.3 million now claimed in the Petition, the aggregate amount paid and claimed by the Petitioner totals approximately USD 6.1 million. The Company believes amounts of this magnitude are difficult to reconcile with the scope of legal work reasonably required by a company of Moolec’s size and stage of development, particularly given that the Company maintained its own in-house legal function throughout the relevant period.

Chronology Demonstrating that the Petitioner’s Claim Is Genuinely and Substantially Disputed

Beginning in February 2025, the Company’s former management ceased paying invoices submitted by the Petitioner. Notwithstanding that certain invoices remained unpaid and disputed, the Petitioner continued to accept new engagements and provide legal services to the Company’s former management, without suspending its work or requiring payment of the previously claimed amounts as a condition to continuing to act. As a result, additional invoices continued to accrue — conduct the Company believes is inconsistent with the Petitioner’s present characterization of the debt as certain and undisputed.

During the implementation of the business combination completed on June 16, 2025, the Petitioner implemented a “pencils down” and suspended further legal services. During those same discussions, a partner of the Petitioner proposed a commercial compromise involving a reduction of the amounts it contended were payable — an offer the Company believes is irreconcilable with any claim that the debt is fixed, certain and undisputed. Since August 2025, the parties engaged in discussions directed at resolving their wider commercial dispute. Those discussions did not constitute, and were not intended to constitute, any admission by the Company that any amount was properly payable to the Petitioner.

Those proposals remained unanswered, and no agreement has been reached. Notwithstanding these outstanding and unresolved settlement discussions — which the Petitioner itself never terminated or declared exhausted — the Petitioner elected to serve a statutory demand and commence winding up proceedings rather than pursue its claim, if at all, through an ordinary civil action in which the merits of the fee dispute could be properly tried.

At no stage has the Company acknowledged that the amounts asserted by the Petitioner are due and owing. Any discussions concerning possible commercial resolution were conducted without prejudice to the Company's position that the claim is disputed and were not intended to constitute, and did not constitute, any admission of liability.

Effect of the Petition on the Returning Holdback Amount

As a consequence of the presentation of the Petition, the Company is unable under applicable Cayman Islands law to proceed with the issuance of the Returning Holdback Amount contemplated under the Business Combination Agreement dated April 17, 2025, unless and until the Petition is withdrawn or dismissed, or the Grand Court of the Cayman Islands grants a validation order or other appropriate relief. As a result, shareholders entitled to receive the Returning Holdback Amount are unable to receive those shares for as long as the Petition remains pending.

Basis for Opposing the Petition

It is well established under Cayman Islands law that the winding up jurisdiction of the Grand Court exists to address companies that are genuinely insolvent, and is not to be used as a means of debt collection where the underlying debt is bona fide disputed on substantial grounds. A petition presented over such a debt is liable to be struck out or dismissed as an abuse of process. The Company believes the record set out above — including the Petitioner’s continued provision of services notwithstanding known non-payment and dispute, the Petitioner’s own proposal to compromise or reduce the amounts it claimed were payable, and the parties’ unresolved discussions — demonstrates that the Petition is founded upon a claim which the Company disputes on substantial grounds, including as to liability and, and which the Company does not accept constitutes a certain, liquidated and presently due obligation capable of supporting a winding up order or the appointment of joint liquidators.

The Company considers the presentation of the Petition, in these circumstances, to be a misuse of the winding up process for the improper purpose of exerting commercial pressure in respect of a disputed commercial fee claim. The Company intends to apply to strike out or dismiss the Petition and, in doing so, will seek its costs from the Petitioner on an indemnity basis. The Company reserves all of its rights and remedies against the Petitioner, including in respect of any losses arising from the presentation of the Petition.

At this stage, no assurances can be given regarding the ultimate outcome of this matter.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s evaluation of the Petition, its legal positions, anticipated defenses, potential outcomes of any dispute, and the Company’s intentions regarding future actions, including, without limitation, the outcome of the winding up proceedings, the Company's ability to successfully defend the Petition, the decisions of the Grand Court of the Cayman Islands, the availability of legal remedies under Cayman Islands law, and the potential impact of the Petition on the Company's business, operations, liquidity and capital structure and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties, that could cause actual results to differ materially from expected results, including, among others, the outcome of the winding up proceedings; the possibility that the Grand Court of the Cayman Islands grants the relief sought in the Petition; the costs associated with defending the proceedings; the potential impact of the Petition on the Company's operations, financing arrangements, contractual obligations and ability to complete corporate actions; changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: July 13, 2026	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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